Exhibit 99.1

ASX/Media Release

IMMUTEP ANNOUNCES UNITED STATES PATENT GRANT FOR IMP701 ANTIBODY

SYDNEY, AUSTRALIA - 15 July 2020 - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”) announces the grant of patent no. 10,711,060 entitled “Antibody molecules to LAG-3 and uses thereof” by the United States Patent and Trade Mark Office.

This new United States patent is directed to embodiments of LAG525, a humanised form of Immutep’s IMP701 antibody which is out-licensed to Novartis AG. In particular, the patent is directed to nucleic acid molecules that code for the LAG525 antibody, to expression vectors and host cells that comprise these nucleic acids, and to methods of producing the LAG525 antibody by culturing the host cells of the invention.

The application was originally filed as a second divisional application and this grant follows the grant of the first divisional application, as announced in March 2018. The patent is co-owned by Novartis AG and Immutep S.A.S. and will expire on 26 March 2035 (including a 13 day patent term adjustment).

About IMP701 and LAG525

IMP701 is a therapeutic antibody originally developed by Immutep S.A. (now Immutep S.A.S.) to target LAG-3. This antagonist antibody plays a role in controlling the signalling pathways in both effector T cells and regulatory T cells (Treg). The antibody works to both activate effector T cells (by blocking inhibitory signals that would otherwise switch them off) and at the same time inhibit Treg function that normally prevent T cells from responding to antigen stimulation. The antibody therefore removes two brakes that prevent the immune system from responding to and killing cancer cells. In contrast, some other checkpoint antibodies in development target only the effector T cell pathway and do not address the Treg pathway.

Rights to the development and commercialisation of IMP701 were licensed to CoStim Pharmaceuticals in 2012, which was subsequently acquired by Novartis in 2014.

LAG525, a humanised form of IMP701 is currently being evaluated in five Phase I and/or Phase II clinical trials, in combination with Novartis’ PD1 inhibitor spartalizumab for the treatment of various cancers. Novartis has full responsibility for the continued development of the antibody program and Immutep is eligible to receive development-based milestone payments and royalties on sales following commercialisation of the antibody.

Further information on the clinical studies may be obtained at:

https://clinicaltrials.gov/ct2/show/NCT03365791

https://clinicaltrials.gov/ct2/show/NCT03499899

https://clinicaltrials.gov/ct2/show/NCT02460224

https://clinicaltrials.gov/ct2/show/NCT03742349

https://clinicaltrials.gov/ct2/show/NCT03484923

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889